Exhibit 4.5

AMENDMENT NO. 1

TO

SEVENTH AMENDED AND RESTATED SHAREHOLDERS AGREEMENT

THIS AMENDMENT NO. 1 TO SEVENTH AMENDED AND RESTATED SHAREHOLDERS AGREEMENT (this “Amendment”) is adopted on September 6, 2017 by written consents of:

(i)           BEST Inc. (formerly known as Best Logistics Technologies Limited), a company duly incorporated and validly existing under the Laws of the Cayman Islands (the “Company”),

(ii)          holders holding at least a majority of the outstanding Ordinary Shares of the Company and more than fifty percent (50%) of the aggregate voting power of the Ordinary Shares,

(iii)         holders holding at least a majority of the outstanding Series A Preferred Shares of the Company and more than fifty percent (50%) of the aggregate voting power of the Series A Preferred Shares,

(iv)         holders holding at least a majority of the outstanding Series B Preferred Shares of the Company and more than fifty percent (50%) of the aggregate voting power of the Series B Preferred Shares,

(v)          holders holding at least a majority of the outstanding Series C Preferred Shares of the Company and more than fifty percent (50%) of the aggregate voting power of the Series C Preferred Shares,

(vi)         holders holding at least a majority of the outstanding Series D Preferred Shares of the Company and more than fifty percent (50%) of the aggregate voting power of the Series D Preferred Shares,

(vii)       holders holding at least sixty-six and two-thirds percent (66 2/3%) of the outstanding Series E Preferred Shares of the Company,

(viii)      holders holding at least a majority of the outstanding Series F Preferred Shares of the Company and more than fifty percent (50%) of the aggregate voting power of the Series F Preferred Shares,

(ix)         holders of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding Series G Preferred Shares of the Company,

(x)          the Founder,

(xi)         Alibaba, and

(xii)       holders holding at least a majority of the outstanding Ordinary Shares and Preferred Shares (other than any Ordinary Shares or Preferred Shares held by the Founder, Alibaba or their respective Affiliates), pursuant to Section 15.8 of the Seventh Amended and Restated Shareholders Agreement dated April 5, 2016 by and among the Company, the Investors, the other members of the Company Group and the Ordinary Shareholders (the “Seventh Shareholders Agreement”). All capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the Seventh Shareholders Agreement.

1.            Section 1.1 of the Seventh Shareholders Agreement is hereby amended to delete the definition of “Qualified IPO” in its entirety and replace with the following:

“Qualified IPO” means a firmly underwritten registered offering of Ordinary Shares on the NASDAQ Global Market, the New York Stock Exchange, the Hong Kong Stock Exchange or any other internationally recognized exchange selected and approved by the Board of the Company in accordance with Section 4.9 hereof and the applicable regulatory authorities and stock exchange in the relevant jurisdiction, which either (A) provides (i) gross proceeds to the Company of at least US$300 million and (ii) a pre-money IPO market valuation of at least US$4.0 billion, or (B) is approved by (i) holders holding at least a majority of the then outstanding Ordinary Shares, (ii) holders holding at least a majority of the then outstanding Series A Preferred Shares, (iii) holders holding at least a majority of the then outstanding Series B Preferred Shares, (iv) holders holding at least a majority of the then outstanding Series C Preferred Shares, (v) holders holding at least a majority of the then outstanding Series D Preferred Shares, (vi) holders holding at least sixty-six and two-thirds percent (66 2/3%) of the then outstanding Series E Preferred Shares, (vii) holders holding at least a majority of the then outstanding Series F Preferred Shares; and (viii) holders of at least sixty-six and two-thirds percent (66 2/3%) of the then outstanding Series G Preferred Shares.”

2.            References to “the then outstanding Preferred Shares owned by Alibaba” in Sections 4.10(i) and 4.10(iv) of the Seventh Shareholders Agreement are hereby deleted and replaced with “the then outstanding Preferred Shares and/or Ordinary Shares owned by Alibaba”; and the reference to “all of the Preferred Shares then held by Alibaba” in Section 4.10(i) of the Seventh Shareholders Agreement is hereby deleted and replaced with “all of the Preferred Shares and/or Ordinary Shares then held by Alibaba”.

3.            Section 4.11 of the Seventh Shareholders Agreement is hereby deleted in its entirety and replaced with the following:

“4.11             Multi-class Share Structure.  Insofar as it is not prohibited by applicable Laws (including applicable listing rules) in the jurisdiction of the listing exchange as selected by the Board pursuant to Section 4.9 hereof, the Company shall adopt a multi-class ordinary share structure effective immediately prior to the completion of the Qualified IPO such that the equity securities of the Company will consist solely of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares, with holders of Class A ordinary shares being entitled to one vote per share, holders of Class B ordinary shares being entitled to fifteen (15) votes per share and holders of Class C ordinary shares being entitled to thirty (30) votes per share, in respect of matters requiring the votes of shareholders of the Company (and each such class of ordinary shares of the Company shall otherwise carry identical rights, preferences and privileges except for their conversion rights and obligations to be provided in the Memorandum and Articles). The Founder will hold all of Class C ordinary shares, Alibaba and Cainiao will hold all of Class B ordinary shares and all other shareholders will hold Class A ordinary shares. Each of the Parties hereto agrees that it shall take all necessary actions, including by means of voting at each meeting of shareholders of the Company or in lieu of any such meeting giving its written consent with respect to, as the case may be, all of its voting securities of the Company as may be necessary to adopt such multi-class ordinary share structure.”

4.            Reference to “the then outstanding Preferred Shares owned by Alibaba or any of its Affiliates” in Section 8.1 of the Seventh Shareholders Agreement is hereby deleted and replaced with “the then outstanding Preferred Shares and/or Ordinary Shares owned by Alibaba or any of its Affiliates”.

5.            Section 15.10 of the Seventh Shareholders Agreement is hereby deleted in its entirety and replaced with the following:

“15.10 Term. Notwithstanding anything to the contrary contained in this Agreement, except for this Section 15.10 and the rights, covenants and obligations set forth under Section 4.10 (Series F Investor Nominee and Series F Investor Director Nominee), Section 8 (Non-Compete), Section 10 (Demand Registration), Section 11 (Piggyback Registration), Section 12 (Registration Procedures), Section 13 (Registration-Related Indemnification) and Section 14 (Additional Registration-Related Undertakings) of this Agreement which shall terminate according to their respective terms, all of the other rights, covenants and obligations of the Parties under this Agreement shall automatically terminate and be of no further force or effect upon the earlier of (i) the closing of the Qualified IPO, or (ii) the liquidation, winding up or dissolution of the Company or a Liquidation Event under clause (iii) of the definition of “Liquidation Event” only.”

6.            All references in the Seventh Shareholders Agreement to “this Agreement” or words of like import referring to the Seventh Shareholders Agreement and all references to the Seventh Shareholders Agreement in any other legal documents shall mean the Seventh Shareholders Agreement as amended by this Amendment.